UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               EMERGENT GROUP INC.
          ------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
           -----------------------------------------------------------
                         (Title of Class of Securities)

                                   29089V-10-4
                         -------------------------------
                                 (CUSIP Number)

           Steven Morse, Esq., Lester Morse P.C., 111 Great Neck Rd.,
                       Great Neck, NY 11021 (516-487-1446)
  ----------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 30, 2002
               ---------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                    CUSIP NO.:29089V 10 4                 PAGE 2

-----------------------------------------------------------------------------
         NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   1     Bruce J. Haber SS# ###-##-####
-----------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                     (b) /X/

-----------------------------------------------------------------------------
   3     SEC USE ONLY


-----------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         OO (services rendered)
-----------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                             / /


-----------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.A.
-----------------------------------------------------------------------------
 NUMBER OF            7       SOLE VOTING POWER
  SHARES
BENEFICIALLY                 6,573,126
  OWNED BY            -------------------------------------------------------
   EACH               8       SHARED VOTING POWER
 REPORTING
  PERSON
  WITH                -------------------------------------------------------
                      9       SOLE DISPOSITIVE POWER

                             6,573,126
                      -------------------------------------------------------
                     10       SHARED DISPOSITIVE POWER

-----------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                         6,573,126

-----------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           /X/
         Excludes 4,929,844 shares temporarily in the name of BJH Management, LLC which are to be transferred to Louis Buther and the anti-dilution rights granted to BJH Management, LLC described herein.

                                     CUSIP NO.:29089V 10 4                PAGE 3



13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         10.1%
-----------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

               IN
-----------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                    CUSIP NO.:29089V 10 4                 PAGE 4

-----------------------------------------------------------------------------
         NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   1     Louis Buther SS# ###-##-####
-----------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                     (b) /X/

-----------------------------------------------------------------------------
   3     SEC USE ONLY


-----------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         OO (services rendered)
-----------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                             / /


-----------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.A.
-----------------------------------------------------------------------------

 NUMBER OF            7       SOLE VOTING POWER
  SHARES
BENEFICIALLY                 4,929,844
  OWNED BY            -------------------------------------------------------
   EACH               8       SHARED VOTING POWER
 REPORTING
  PERSON
  WITH                -------------------------------------------------------
                      9       SOLE DISPOSITIVE POWER

                             4,929,844
                      -------------------------------------------------------
                     10       SHARED DISPOSITIVE POWER

-----------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                         4,929,844
-----------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           /X/
         Excludes 6,573,126 shares temporarily in the name of BJH Management, LLC which are to be transferred to Bruce Haber and the anti-dilution rights granted to BJH Management, LLC described herein.

                                     CUSIP NO.:29089V 10 4                PAGE 5



13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.6%%
-----------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

               IN
-----------------------------------------------------------------------------

                          CUSIP NO.:29089V 10 4                           PAGE 6

         NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   1     BJH Management, LLC  I.D.# 52-2313346
-----------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                     (b) /X/

-----------------------------------------------------------------------------
   3     SEC USE ONLY


-----------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         OO (services rendered)
-----------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                             / /


-----------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.A.
-----------------------------------------------------------------------------

 NUMBER OF            7       SOLE VOTING POWER
  SHARES
BENEFICIALLY                 11,502,970
  OWNED BY            -------------------------------------------------------
   EACH               8       SHARED VOTING POWER
 REPORTING
  PERSON
  WITH                -------------------------------------------------------
                      9       SOLE DISPOSITIVE POWER

                             11,502,970
                      -------------------------------------------------------
                     10       SHARED DISPOSITIVE POWER

-----------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                         11,502,970
-----------------------------------------------------------------------------

                          CUSIP NO.:29089V 10 4                           PAGE 7


12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           /X/
         Excludes the right to purchase from the Company shares of the Company's Common Stock to maintain its approximate (or Messrs. Haber's and Buther's combined)17-1/2% ownership interest of the Company on a fully diluted bais through January 31, 2004.
-----------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         17.7%
-----------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

               CO
-----------------------------------------------------------------------------

                          CUSIP NO.:29089V 10 4                           PAGE 8


Item 1.  Security and Issuer

          This statement relates to the shares of Common Stock, of Emergent Group Inc. (the "Issuer"). The Issuer's principal executive office is located at 932 Grand Central Avenue, Glendale, California, 91201.

Item 2.  Identity and Background

         Bruce J. Haber

                         (a)          Bruce J. Haber

                         (b)          c/o BJH Management, LLC
                                      145 Huguenot Street, Suite 405,
                                      New Rochelle, NY 10801

                         (c) Employed by the Issuer effective December 30, 2002 and by BJH Management, LLC, a management firm specializing in turn around consulting and private equity investments at the address indicated above. Mr. Haber will become Chairman of the Board and Chief Executive Officer of the Issuer at such time as the Issuer is current with all reports due under the Exchange Act.

                         (d)          Not applicable

                         (e)          Not applicable

                         (f)          U.S.A.

         Louis Buther

                         (a)      Louis Buther

                         (b)      205 Ridgefield Avenue, South Salem, NY 10590

                         (c) Employed by the Issuer effective December 30, 2002 and will become President of the Issuer at such time as the Issuer is current with all Exchange Act Reports

                         (d)     Not applicable

                         (e)     Not applicable

                         (f)     U.S.A

         BJH Mangement, LLC

                         (a)    BJH Management, LLC

                         (b)    145 Huguenot Street, Suite 405,
                                New Rochelle, NY 10801

                          CUSIP NO.:29089V 10 4                           PAGE 9

                         (c) Management consulting firm specializing in turn around consulting and private equity investments at the address indicated above.

                         (d)   Not applicable

                         (e)   Not applicable

                         (f)   State of Incorporation: New York


Item 3.  Source and Amount of Funds or Other Consideration

     The 11,502,970 shares issued (or to be issued) to BJH Management, LLC are for services rendered in connection with a consulting agreement dated October 15, 2001 and a superseding stock issuance agreement dated December 30, 2002.

Item 4.  Purpose of Transactions

     The Issuer has entered into a Stock Issuance Agreement with BJH Management and Employment Agreements with Bruce J. haber and Louis Buther to provide for the services of Messrs. Haber and Buther. A summary of these agreements is as follows:

 Consulting Agreement with BJH Management, LLC

     On October 15, 2001, the Company entered into a consulting agreement (the "Consulting Agreement") with BJH Management, LLC ("BJH"), a New York based company, to act as a consultant to the Company for an initial three-month period. The term of the Consulting Agreement was subsequently extended to December 31, 2002. Pursuant to the Consulting Agreement, BJH assigned Bruce J. Haber and Louis Buther to assist the Company with strategic decisions, and day-to-day operations. As compensation for its services, the Company paid BJH a monthly fee of $25,000, plus reimbursement of reasonable and necessary business expenses, subject to prior approval by the Company's Board of Directors. The Consulting Agreement provided for a bonus in the form of a 12.5% equity interest in the Company, on a post-funding basis, if the Company raised a minimum of $1 million in equity capital by the conclusion of the consulting period, or if the Company concluded that it no longer required any or all such additional equity as a result of a debt restructuring on terms acceptable to the Company. Further, BJH was entitled to receive such bonus if either of Messrs. Haber or Buther chose to accept an executive position with the Company after the completion of a funding transaction or debt restructuring. If no such positions were accepted, then the equity participation would have been reduced to 7.5%. In the event the Company was sold within a six-month period commencing on October 22, 2001, BJH would have been entitled to a 10% equity interest.

                          CUSIP NO.:29089V 10 4                          PAGE 10

Stock Issuance Agreement with BJH Management, LLC

The Company has determined that BJH, through its efforts in renegotiating and restructuring of certain of the Company's outstanding debt obligations with key creditors, had satisfied a significant portion of the Company's funding and liquidity needs. In addition, Messrs. Haber and Buther have agreed to join the Company as executive officers as set forth in the "Employment Agreements "between the Company and Bruce J. Haber and Louis Buther as described below. Therefore, pursuant to the terms of a Stock Issuance Agreement and as additional consideration for agreeing to enter into the Employment Agreements, the Company agreed to issue to BJH 11,502,970 shares of common stock, which is equal to 17.5% of the fully diluted common shares outstanding as of December 20, 2002 (the "Initial Shares"). The fully diluted common shares outstanding is defined as the outstanding shares of the Company plus the number of shares issuable upon exercise of options/warrants that are exercisable at $.25 or less.

     The Stock Issuance Agreement also provides for the following: On or before January 31, 2004, provided that (i) that the Employment Agreements is then still in full force and effect on December 31, 2003 (the "Anniversary Date"), and (ii) during the period commencing on January 1, 2003 and ending on the Anniversary Date (the "One-Year Period"), the Company has sold additional shares of Common Stock or Common Stock equivalents (exclusive of any shares of Common Stock issued pursuant to the exercise or conversion, as the case may be, of options, warrants, convertible debt or other derivative securities outstanding on the date hereof), BJH shall have the right (the "Anti-Dilution Right") to purchase from the Company, at a purchase price of $.005 per share, additional shares of Common Stock (the "Additional Shares"), such that, upon the purchase of such Additional Shares, BJH's ownership interest in the Company, on a fully diluted basis, after the purchase of any such Additional Shares, when aggregated with the Initial Shares, equals 17 1/2 % of the Company on a fully diluted basis as of the Anniversary Date, provided, however, that such Anti-Dilution Right shall only apply to up to $2,000,000 of actual Equity Issuances (meaning stock or common stock equivalents sold for cash consideration in a private placement or public offering) closed by the Company during the One Year Period. For the avoidance of doubt, it is expressly understood and agreed by the parties that the foregoing Anti-Dilution Right only applies to the first $2,000,000 (or such lesser amount) of Equity Issuances actually closed by the Company during the One Year Period. Consequently, in the event and to the extent that the Company effects Equity Issuances during the One Year Period in excess of $2,000,000, BJH's ownership interest in the Company will be diluted accordingly. Should the Employment Agreements be terminated prior to the Anniversary Date, any Additional Shares acquired by BJH prior to the Anniversary Date shall be forfeited and BJH, simultaneously with the termination of such Employment Agreements, shall be required to sell such Additional Shares back to the Company at the same price paid for the Additional Shares by BJH.

         The Stock Issuance Agreement also provides that the shares acquired by BJH from the Company may not be sold, transferred, assigned, pledged, encumbered or otherwise disposed of for a period of 12 months from the execution of the Stock Issuance Agreement except in the case of a change in control of the Company or to Messrs. Haber or Buther and/or their immediate family members as defined in the Agreement. The Stock Issuance Agreement also provides for certain piggy-back registration rights to register the shares for resale with the Securities and Exchange Commission and notice provisions of at least 30 days before the initial filing of the Registration Statement with the Commission.


         The Company paid BJH consulting fees and reimbursable expenses of $69,355 and $439,975 for the period ended December 31, 2001, and the period from January 1, 2002 to December 31, 2002, respectively.

                         CUSIP NO.:29089V 10 4                           PAGE 11


Employment Agreements with Bruce J. Haber and Louis Buther

           Effective December 30, 2002, the Company has entered into Employment Agreements (the "Employment Agreements") with Bruce J. Haber and Louis Buther. for an initial term of 18 months subject to an automatic annual renewal unless terminated 90 days prior to the end of the term of these Agreements. Pursuant to the Agreements, effective upon the Company being current with all reports to be filed under the Exchange Act of 1934, as amended, which is expected to occur on or about January 15, 2003. Mr. Haber will serve as the Company's Chief Executive Officer and will be elected to the Company's Board of Directors, initially as Chairman and Mr. Buther will serve as its President. Messrs. Haber and Buther will perform the duties customary for an executive of such rank with a public company. Messrs. Haber and Buther will be based in New York City and are not required to relocate without each person's respective consent. Mr. Haber will not be required to devote his full-time to the Company, but will be required to devote such time as is necessary for the performances of his duties. Mr. Buther will be required to devote his full business time to the Company.

         For Mr. Haber's services, he will receive an annual base compensation of $175,000 (the "Haber Base Salary") payable in semi-monthly installments or otherwise in accordance with Company policies. For Mr. Buther's services, he will receive annual base compensation of $161,000 (the "Buther Base Salary"), payable in semi-monthly installments or otherwise in accordance with Company policies. In addition, in the event that pre-tax profits before Management's bonuses are at least $1,035,000 for a calendar year, then Messrs. Haber and Buther shall receive a bonus of $50,000 each, increasing to $75,000 each, if pre-tax profits are $1,150,000 plus 6% each of pre-tax profits over $1,150,000. Such bonus, if earned, will be paid within 30 days after the end of each fiscal year end of the Company. The Company will reimburse Messrs. Haber and Buther for all ordinary and necessary business expenses incurred in connection with the performance of their duties and responsibilities. Messrs. Haber and Buther shall be entitled to indemnification for any claim or lawsuit, which may be asserted against them when acting in a capacity for the Company or any subsidiary or affiliated business. Messrs. Haber and Buther shall also be entitled to participate in officers and directors liability insurance maintained by the Company and any subsidiary or affiliated business.

         The Employment Agreements provide that all proprietary information inventions and trade secret information of the Company shall belong exclusively to the Company, including all patents, copyrights and other rights in connection therewith. At all times, both during the term of the Employment Agreements and after termination thereof for any reason whatsoever, Messrs. Haber and Buther agree to keep in strict confidence and trust all proprietary information and that they will not use or disclose any proprietary information except as may be necessary in the ordinary course of performing their duties under the Services Agreements. All inventions and invention ideas developed by Messrs. Haber and Buther in connection with their Employment Agreements shall belong to the Company as its sole property and each person grants to the Company an assignment of all right, title and interest pertaining thereto. During the term of the Employment Agreements and for a period of six months thereafter, Messrs. Haber and Buther and BJH agree that they will not (i) directly or indirectly engage in or become interested in any business enterprise which is engaged in the current business of the Company, other than a maximum ownership interest of 5% of any publicly traded company that is in the current business of the rental of surgical equipment to healthcare providers; (ii) directly or indirectly participate for their own benefit in the solicitation of any business of any type conducted by the Company from any person or entity which was a client or customer of the Company during the term of the Services Agreements; or (iii) directly or indirectly recruit for employment, or induce or seek to cause such person to terminate his or her employment with the Company, any person who is then an employee of the Company or was an employee of the Company during the preceding six months, provided that the foregoing shall not apply to the recruiting for employment of Messrs. Haber and Buther and Fran Barr. The Employment Agreements provide for termination of the Agreements for cause after giving notice to Messrs.Haber and/or Buther or if they violate the restrictive covenants, they are found to have committed an act of fraud, embezzlement, or theft against the property or personnel of the Company or convicted of a felony or other criminal

                          CUSIP NO.:29089V 10 4                          PAGE 12


conduct that would be expected to materially adversely affect the Company's business, prospects, results of operations or financial condition. The Employment Agreements may be terminated by the Company upon the death or 12-month disability of Messrs. Haber or Buther or without cause by giving written notice.. Messrs. Haber and/or Buther may also terminate their respective Employment Agreements at any time by giving 30 days prior written notice to the Company. In all such cases, Messrs Haber and Buther shall be entitled to receive their earned and unpaid base salary and Milestone Bonuses earned and unpaid through the effective date of termination. In the case of termination without cause, Mr. Haber shall be entitled to receive an aamount equal to 50% of the then current annual Haber Base Salary and reasonably incurred expenses through the termination date. Mr. Buther shall be entitled to receive an amount equal to the unpaid Buther Base Salary through the termination date of his Employment Agreement. Upon termination of the Employment Agreement for cause, Haber/Buther shall immediately resign as a director of the Company unless otherwise agreed to by the Company and Messrs. Haber and Buther.


         The foregoing transactions were designed to help restructure the debt of the Issuer and upon the successful conclusion of the debt restructuring to put new management in place in the Issuer by electing Bruce J. Haber as its Chairman of the Board and Chief Executive Officer and Louis Buther as its President. The foregoing transactions include a substantial issuance of stock to BJH Management, LLC and the immediate transfer of its shares to its owner, Bruce
J. Haber, and to its consultant, Louis Buther, in the amounts described herein. There are no plans or proposals which would result in the matters described in items 4(a) - (j), except as noted above.

Item 5.  Interest in Securities of the Issuer

                (a) - (b) As of December 30, 2002, the Issuer has 64,917,803 shares issued and outstanding, after giving effect to the assumed issuance of 11,502,970 shares to BJH Management, LLC and 370,000 shares to Edward Whitman. Of the 64,917,803 shares outstanding, 11,502,970 shares or 17.7% of which are directly and beneficially owned by BJH Management, LLC., which intends to immediately transfer 6,573,126 shares, representing 10.1% of the outstanding shares to Mr. Haber and 4,929,844 shares, representing 7.6% of the outstanding shares to Mr. Buther. Pending transfer of shares to Messrs. Haber and Buther, BJH Management, LLC has the sole power to vote and dispose of all 11,502,970 shares. Upon completion of the aforementioned transfer, Messrs. Haber and Buther will have the sole right to vote and dispose of 6,573,126 shares and 4,929,844 shares, respectively. The foregoing does not include the anti-dilution rights described in Item 4.

                (c) Reference is made to the description of transactions described in Item 4.

                (d) - (e) Not Applicable
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

         Reference is made to the description of contracts and transactions described in Item 4.

Item 7.  Materials to be filed as Exhibits


a) Stock Issuance Agreement with BJH Management, LLC dated December 30, 2002.

b) Employment Agreements with BJH Management, LLC dated December 30, 2002 for the services of Bruce J. Haber and Louis Buther.

                          CUSIP NO.:29089V 10 4                          PAGE 13



Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 7, 2002

Reporting Person:          Bruce J. Haber


Signature:               /s/ Bruce J. Haber
           --------------------------------------------
                             Bruce J. Haber


Reporting Person:          Louis Buther

Signature:               /s/ Louis Buther
           --------------------------------------------
                             Louis Buther


Reporting Person:          BJH Management, LLC


By:                    /s/ Bruce J. Haber
           --------------------------------------------
                       Bruce J. Haber, President

Exhibit A
Stock Issuance Agreement with BJH Management, LLC dated December 30, 2002

                            STOCK ISSUANCE AGREEMENT


                  This Agreement (THE "Stock Issuance Agreement") is made and entered into as of December 30, 2002 between EMERGENT GROUP INC., a Nevada corporation (the "Company"), and BJH MANAGEMENT, LLC ("BJH").

     WHEREAS, the Company and BJH Management, LLC ("BJH") have entered into that certain consulting agreement effective as of October 15, 2001 that provides for, among other things, the consulting services (the "Consulting Agreement") of Bruce J. Haber ("Haber") and Louis Buther ("Buther"); and

     WHEREAS, the Consulting Agreement is being terminated and Haber and Buther are entering into Employment Agreements ("Employment Agreements") with the Company as of the date of this Agreement; and

     WHEREAS, as further consideration under the Consulting Agreement, and in connection with the entering into of Employment Agreements by and between the Company, Haber and Buther dated as of December 30, 2002 which shall provide for the services of Haber as the Chief Executive Officer of the Company and Buther as the President of the Company, the Company hereby agrees to provide for the issuance of shares of common stock of the Company, $.001 par value per share ("Shares" or "Common Stock"), subject to the terms and conditions of this Agreement to be entered into by the parties, in order to provide an opportunity to BJH, Haber and Buther to acquire an equity ownership position in the Company, as an incentive to contribute to the success of the Company; and

     WHEREAS, according to the Company's records the last reported price of the Company's Common Stock was $0.005 per share before it was delisted on the OTC Bulletin Board.

     NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and terms hereafter set forth, it is agreed as follows:

         1. Issuance of Stock. The Company hereby issues to BJH, 11,502,970 Shares (the "Initial Shares"), which, upon issuance, shall represent 17 1/2 % of the Company's issued and outstanding shares of Common Stock on a fully diluted basis as of the date hereof. For the purposes of this Agreement, it is understood Fully Diluted Shares is calculated as the Company's actual number of Common Stock outstanding plus Shares that would be outstanding should all options and warrants with strike prices of $0.25 or less be exercised for Common Stock as of the date of this Agreement.

         2. Purchase of Shares. At any time or from time to time on or before January 31, 2004, provided that (i) the Employment Agreements are then still in full force and effect, and (ii) during the period commencing on January 1, 2003 and ending on December 31, 2003 (the "Anniversary Date") (the "One-Year Period"), the Company has sold additional shares of Common Stock or Common Stock equivalents (exclusive of any shares of Common Stock issued pursuant to the exercise or conversion, as the case may be, of options, warrants, convertible debt or other derivative securities outstanding on the date hereof), BJH shall have the right (the "Anti-Dilution Right") to purchase from the Company, at a purchase price of $.005 per share, additional shares of Common Stock (the "Additional Shares"), such that, upon the purchase of such Additional Shares, BJH's ownership interest in the Company, on a fully diluted basis, after the purchase of any such Additional Shares, when aggregated with the Initial Shares, equals 17 1/2 % of the Company on a fully diluted basis as of the Anniversary Date, provided, however, that such Anti-Dilution Right shall only apply to up to $2,000,000 of actual Equity Issuances (meaning stock or common stock equivalents sold for cash consideration in a private placement or public offering) closed by the Company during the One Year Period. For the avoidance of doubt, it is expressly understood and agreed by the parties that the foregoing Anti-Dilution Right only applies to the first $2,000,000 (or such lesser amount) of Equity Issuances actually closed by the Company during the One Year Period. Consequently, in the event and to the extent that the Company effects Equity Issuances during the One Year Period in excess of $2,000,000, BJH's ownership interest in the Company will be diluted accordingly. Should the Employment Agreements be terminated prior to the Anniversary Date, any Additional Shares acquired by BJH prior to the Anniversary Date shall be forfeited and BJH, simultaneously with the termination of such Employment Agreements, shall be required to sell such Additional Shares back to the Company at the same price paid for the Additional Shares by BJH.

         3. Conditions to Issuance of Shares. The following conditions apply as a prerequisite to the Company's obligation to issue any Shares or deliver any certificate for Shares or other evidence of ownership of Shares issued to BJH hereunder:

         (a) BJH represents that it has had full access to information about the Company to the extent necessary for, and has made, an informed investment decision. BJH warrants and represents that it has not relied on any representations of the Company or its management regarding the purchase of Shares hereunder except as expressly stated herein.

         (b) Satisfactory arrangements will be made for the payment by BJH of any federal, state and local taxes required to be paid on account of issuance of the Shares.

         (c) BJH understands that there is not in effect a registration statement registering the Shares under the Securities Act of 1933, as amended ("1933 Act"), BJH acknowledges and agrees it is accepting the Shares only for investment and without any present intention to sell or distribute such Shares, and otherwise in full compliance with the terms and conditions of the 1933 Act, the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and all other applicable federal and state securities laws, including regulations thereunder (the "Securities Laws"). BJH further understands that the Securities Laws, and/or the Company's compliance requirements thereunder, may impose restrictions on transfer of the Shares acquired hereunder.

         (d) The Company may, in its absolute discretion, also take whatever additional actions it deems appropriate to effect compliance with the Securities Laws, including, but not limited to, placing legends on shares certificates and issuing stop-transfer orders to transfer agents and registrars.

         (e) Any registration or other qualification of the Shares under any state or federal law or under the rulings or regulations of the Securities and Exchange Commission or any other governmental regulatory body, which the Company shall, in its absolute discretion, deem necessary or advisable, shall be completed and the Company shall use its best efforts to obtain such registration or approval.

         (f) Any approval or other clearance from any state or federal governmental agency which the Company shall, in its absolute discretion, determine to be necessary or advisable shall be obtained and the Company shall use its best efforts to obtain such approval or clearance.

         4. Issuance of the Shares. The Shares issuable and deliverable hereunder may be either previously authorized but unissued shares or issued shares which have then been reacquired by the Company. Upon signing of this Stock Issuance Agreement, the Company's Stock Administrator shall promptly arrange for issuance and delivery to BJH of certificates representing the Shares. BJH understands and agrees that the Shares shall be registered in its name and in certificated form.

         5. Legends on Share Certificates. BJH understands and agrees that the Company shall cause legends in substantially the form set forth below to be placed on the Share certificates evidencing ownership of the Shares, together with any other legends that may be required by applicable state or federal securities laws:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT") AND MAY NOT BE OFFERED, ASSIGNED, SOLD, PLEDGED OR HYPOTHECATED, OR OTHERWISE TRANSFERRED, UNLESS AND UNTIL REGISTERED UNDER THE ACT OR, IN THE OPINION OF COUNSEL SATISFACTORY TO THE ISSUER OF THESE SECURITIES, SUCH TRANSACTION IS IN COMPLIANCE WITH THE ACT. THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO CERTAIN RESTRICTIONS ON TRANSFER AS SET FORTH IN THE STOCK ISSUANCE AGREEMENT DATED December 30, 2002 BETWEEN THE ISSUER AND THE ORIGINAL HOLDER OF THESE SHARES, A COPY OF WHICH MAY BE OBTAINED AT THE PRINCIPAL OFFICE OF THE ISSUER. SUCH TRANSFER RESTRICTIONS AND REPURCHASE RIGHTS ARE BINDING ON THE ORIGINAL HOLDER AND TRANSFEREES OF THESE SHARES.

        6. Stop-Transfer Notices. BJH understands and agrees that the Company may issue appropriate "stop transfer" instructions to its transfer agent in order to ensure compliance with the restrictions referred to in this Stock Issuance Agreement with respect to the Shares.

       7. (a) Restrictions on Transfer of the Shares. For a period of twelve months from the date of this signed Agreement, none of the Shares nor any beneficial interest therein shall be sold, transferred, assigned, pledged, encumbered or otherwise disposed of in any way other than in accordance with the provisions of this Stock Issuance Agreement. Notwithstanding the foregoing, BJH may transfer these Shares to Haber and/or Buther and Haber and/or Buther may transfer the Shares during Haber's and/or Buther's lifetime, or on Haber's and/or Buther's death by will or intestacy, to a member or members of Haber's or Buther's Immediate Family and such a transfer shall be exempt from the provisions of this Section, provided that Haber or Buther notifies the Company in writing within thirty (30) days after such transfer. An "Immediate Family" member shall mean a parent, sibling, spouse or issue, spouses of such issue and any trust for the benefit of, or the legal representative of, any of the preceding persons and/or Haber or Buther, or any partnership substantially all of the partners of which are one or more of such persons or Haber or Buther or any limited liability company substantially all of the members of which are one or more of such persons or Haber or Buther. The terms of this Stock Issuance

Agreement shall be binding on and shall inure to the benefit of, any valid transferee under these provisions. The Company shall not be required to (a) transfer on its books any Shares that have been transferred or pledged in violation of any of the provisions of this Stock Issuance Agreement or (b) to treat as owner of such Shares or to accord the rights of a stockholder to any transferee or pledgee to whom such shares shall have been so transferred or pledged. Any such attempted transfer or pledge shall be void. Transfers permitted under this paragraph shall be deemed to be made to "Permitted Transferees".

            (b) Restrictions on Sale of the Shares.BJH will be restricted from selling any stock for a period of 12 months from the date of this signed Agreement other than transfers to related parties as permitted under the Company's Stock Option Plan or as permitted in 7a) above or in the event of a sale or change of control of the Company.

            (c) Incidental Registration. If the Company at any time proposes to file on its behalf and/or on behalf of any of its security holders a registration statement under the Securities Act on any form (other than a registration statement on Form S-4 or S-8 or any successor form for securities to be offered in a transaction of the type referred to in Rule 145 under the Securities Act or to the Company's employees pursuant to any employee benefit plan, respectively) for the general registration of securities to be sold for cash with respect to the Company's Common Stock, it will give written notice to BJH at least 30 days before the initial filing with the Commission of the registration statement, which notice shall set forth the intended method of disposition of the securities that the Company proposes to register. The notice shall offer to include in such filing the aggregate number of shares of Common Stock issued to BJH under this Agreement as BJH, or Permitted Transferees may request. BJH or Permitted Transferees shall advise the Company in writing within 20 days after the date of receipt of such offer from the Company, setting forth the amount of Stock for which registration is asked. The Company shall thereupon include in such filing the number of shares of Stock for which registration is so asked.

         8. Taxes.

            (a) Tax Consequences. BJH represents that it has reviewed with its own tax advisor the federal, state, local and foreign tax consequences, if any, of this issuance and the transactions contemplated by this Stock Issuance Agreement. BJH further represents that it has relied solely on such advisor and not on any statements or representations of the Company or any of its agents with respect to tax matters in connection with this Agreement. BJH understands that BJH (and not the Company) shall be responsible for any tax liability that BJH may incur as a result of this investment or the transactions contemplated by this Stock Issuance Agreement.

        9. Rights of Engagement. BJH acknowledges and understands that the benefits conferred upon BJH hereunder do not constitute an express or implied promise of engagement by the Company, and that this Stock Issuance Agreement shall not be construed as obligating the Company to engage BJH for any specific period of time. Nothing in this Agreement however shall affect the rights of Haber or Buther under Employment Agreements by and between the Company and Haber and Buther executed simultaneously herewith.

      10. Governing Law. This Agreement shall be governed by, construed and enforced in accordance with the internal laws of the State of New York, without giving reference to principles of conflict of laws. Each of the parties hereto irrevocably consents to the venue and exclusive jurisdiction of the federal and state courts located in the State of New York, County of New York. The parties hereby knowingly, irrevocably, voluntarily and intentionally waive any right they may have to a trial by jury in respect of any action, proceeding or counterclaim based on this Stock Issuance Agreement or the transactions contemplated in it, or any course of conduct, course of dealing, statements (whether verbal or written) or actions of any party to it.

      11. No Waiver; Severability. Either party's failure to enforce any provision hereunder shall not in any way be construed as a waiver of any such provision, nor prevent that party from thereafter enforcing such provision and/or any other provision of this agreement. The invalidity of any provision of this Stock Issuance Agreement shall not in any manner affect the validity or enforceability of any other provisions hereof.

      12. Consents and Approvals: No Violations.

           (a) Neither the execution, delivery and performance of this Agreement by the Company, nor the consummation by the Company of the transactions contemplated by this Agreement will (i) conflict with or result in any breach of any provisions of the Certificate of Incorporation or By-Laws of the Company,
(ii) require a filing with, or a permit, authorization, consent or approval of, any Governmental Entity except in connection with or in order to comply with the applicable provisions of the Securities Act, the Securities Exchange Act of 1934, as amended, state securities or "blue sky" laws and the By-Laws of the National Association of Securities Dealers, or (iii) violate any law, order, writ, injunction, decree, statute, rule or regulation of any Governmental Entity applicable to the Company or any of its properties or assets.

            (b) Authority Relative to this Agreement. The Company has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated by this Agreement. The Board of Directors of the Company has duly authorized the execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated on its part by this Agreement, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or for the Company to consummate the transactions contemplated by it. The Company has duly validly executed and delivered this Agreement and it is a valid and binding Agreement of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy or insolvency laws affecting creditors' rights generally and to general principles of equity.

      13. Capitalization. The Company's authorized capital stock consists of 100 million shares of the Company's Common Stock. As of December 30, 2002, (i) approximately 53,414,833 shares of the Company's Common Stock were issued and outstanding and (ii) options to acquire approximately 15,188,000 shares of the Company's Common Stock (the "Stock Options") are outstanding. The BJH Management, LLC Shares will be, when issued in accordance with this Agreement, duly authorized, validly issued, fully paid and non-assessable and free of pre-emptive rights.

       14. Notice. Any notice to be given under the terms of this Stock Issuance Agreement to the Company shall be addressed to the Company in care of its Stock Administrator, Bill McKay, CFO, Emergent Group, Inc., 932 Grand Central Avenue, Glendale, California 91201 with a copy to Lester Morse P.C., 111 Great Neck Road, Suite 20, Great Neck, New York 11021, Attn: Steve Morse, Esq. and any notice to be given to BJH shall be addressed to it at 145 Huguenot Street, Suite

405, New Rochelle, NY 10801, Attn: Bruce J. Haber with a copy to Haber at 65 The Oaks, Roslyn, New York 11576 and Buther at 205 Ridgefield Avenue, South Salem, New York 10590. By a notice given pursuant to this Section, either party may hereafter designate a different address for notices to be given to it. Any notice to any party will be effective upon receipt (or refusal of receipt), and shall be in writing and delivered personally or sent by telecopy or certified or registered mail, postage prepaid.

       15. Compliance with Laws. The Stock Issuance Agreement and the offer, sale, issuance and delivery of Shares and the payment of the purchase price thereunder are subject to compliance with all applicable federal and state laws, rules and regulations (including but not limited to Securities Laws and federal margin requirements) and to such approvals by any listing, regulatory or governmental authority as may, in the opinion of counsel for the Company, be necessary or advisable in connection therewith. Any securities delivered pursuant to the Stock Issuance Agreement shall be subject to such restrictions, and the person acquiring such securities shall, if requested by the Company, provide such assurances and representations to the Company as the Company may deem necessary or desirable to assure compliance with all applicable legal requirements. To the extent permitted by applicable law, the Stock Issuance Agreement and the Shares offered and sold hereunder shall be deemed amended to the extent necessary to conform to such laws, rules and regulations

       16. Titles. Titles are provided herein for convenience only and are not to serve as a basis for interpretation or construction of this Agreement.

       17. Entire Agreement; Amendments. This Stock Issuance Agreement represents the entire agreement between the parties with respect to the issuance of Common Stock by the Company, and supersedes all prior understandings of the parties with regard thereto. In the event of a conflict between the provisions of the Employment Agreements with the Company and this Stock Issuance Agreement, the terms of the Stock Issuance Agreement shall prevail. This Stock Issuance Agreement may not be modified except in a writing signed by both parties.

         IN WITNESS WHEREOF, this Stock Issuance Agreement has been executed by the parties as indicated below.

             BJH MANAGEMENT, LLC                   EMERGENT GROUP INC.


By: /s/ Bruce J. Haber                      By:/s/ Mark W. Waldron
        Bruce J. Haber, Managing Member     Name:  Mark W. Waldron
                                           Title:  CEO

Date: December 30, 2002                     Date: December 30, 2002

                                                  ATTEST:
                         Address:

   145 Huguenot Street, Suite 405              /s/ William M. McKay
   New Rochelle, New York 10801              Name: William M. McKay
                                            Title: Chief Financial Officer

Exhibit B

Employment Agreements with BJH Management, LLC dated December 30, 2002 for the services of Bruce J. Haber and Louis Buther

                              EMPLOYMENT AGREEMENT

         EMPLOYMENT AGREEMENT (this "Agreement") dated as of December 30, 2002, by and between EMERGENT GROUP INC., a Nevada corporation having an office at 932 Grand Central Avenue, Glendale, California 91201 ("Company"), and Bruce J. Haber ("Haber") residing at 65 The Oaks, Roslyn Estates, New York 11576.

                              W I T N E S S E T H:

         WHEREAS, Company desires to engage the services of Bruce J. Haber ("Haber") and Haber desires to provide the services to Company in connection with Company's business; and

         WHEREAS, both parties desire to clarify and specify the rights and obligations which each have with respect to the other in connection with Haber's services.

         NOW, THEREFORE, in consideration of the agreements and covenants herein set forth, the parties hereby agree as follows:

         1. Employment

         Haber hereby agrees to be employed by Company as the Chief Executive Officer of Company, and Haber hereby agrees to render his services as Company's Chief Executive Officer, for the Term (as hereinafter defined), all subject to and on the terms and conditions herein set forth.

         2. Duties and Responsibilities of Haber

         (a) Haber will be the Chief Executive Officer of Company, subject to the other provisions of this Section 2. As Chief Executive Officer of the Company, Haber will perform the duties he deems necessary, with the understanding that he will devote only such time, as he deems necessary to perform such duties. Although Haber shall be required to travel from time to time, Haber's primary office shall be based in the New York City metropolitan area. Haber shall not be required to relocate from the New York, New York metropolitan area without Haber's prior written consent, which consent may be withheld by Haber in his absolute discretion. Haber shall also perform duties as he deems appropriate for the Company's subsidiaries.

         (b) Subject to Section 14, Haber shall be elected to the Board of Directors of the Company (the "Board") initially as Chairman, and during the Term shall be nominated for re-election to the Board.

         (c) During the term of this Agreement, Haber will exercise such authority, perform such executive duties and functions and discharge such responsibilities as he deems appropriate as are customarily vested in the chief executive officer of a public company, including, ultimate authority with respect to among other matters, purchasing, pricing, sales and the hiring, compensating and discharging of employees, financing arrangements, all subject to the overall authority of the Board of Directors of the Company consistent with the By-Laws of the Company. As such, Haber shall be primarily responsible for the direction and management of the current and future affairs and business of the Company. Haber shall use his best efforts to maintain and enhance the business and reputation of Company and shall perform such other duties commensurate with his position as may, from time to time, be designated to Haber by the Board.

         3. Non-Exclusivity of Service

         The Company agrees that Haber shall not be required to devote his full business time, effort and attention to the business and efforts of the Company, but rather shall only devote such time as Haber, in good faith, deems to be reasonably necessary for the performance of Haber's duties hereunder.

         4. Compensation; Bonus

         (a) In consideration for Haber's services to be performed under this Agreement and as compensation therefor, Company shall pay to Haber, commencing as of the date set forth above, in addition to all other benefits provided for in this Agreement, a base salary at the rate of One Hundred Seventy-Five ($175,000) Dollars per annum, (the "Haber Base Salary") which Haber Base Salary may be increased in the sole discretion of the Board. All payments of Haber Base Salary shall be payable in semi-monthly installments or otherwise in accordance with Company's policies.

         (b) In addition to the Haber Base Salary, in the event that Haber attains the milestones ("Milestones") that are established from time to time in accordance with Schedule I annexed hereto, Haber shall be entitled to an annual bonus (the "Milestone Bonus") as indicated on Schedule I. The Milestone Bonus, if any, shall be paid within thirty (30) days after the end of each fiscal year end of the Company. Should this Agreement be terminated prior to the end of any fiscal year for any reason other than that provided in paragraph 10(a), a prorata portion of the Milestone Bonus shall be paid within 30 days of such termination.

         5. Benefits and Indemnification

         Haber shall be entitled to the following during and in respect of the term of this Agreement:

          (a) Company shall provide Haber with hospitalization, medical and dental insurance coverage and 401(k) benefits as is customary for other Most Senior Officers of the Company.

          (b) Haber shall be entitled to 3 weeks paid vacation to be taken at times mutually and reasonably agreed upon by Haber and Company in addition to all other holidays established as part of Company's standard practices.

         (c) Haber and BJH shall each be entitled to reimbursement for all reasonable travel, reasonable entertainment and other reasonable expenses incurred in connection with Company's business, provided that such expenses are adequately documented and vouchered in accordance with Company's policies.

         (d) The Company shall provide to Haber to the full extent provided for under the laws of the Company's state of incorporation and the Company's Certificate of Incorporation and Bylaws, indemnification for any claim or lawsuit which may be asserted against Haber when acting in such capacity for the Company and/or any subsidiary or affiliated business. The Company shall use reasonable best efforts to include Haber as an insured under all applicable directors' and officers' liability insurance policies maintained by the Company, and any other subsidiary or affiliated business.

6.       "Intentionally Left Blank"

         7.       Term of Employment

         The term of Haber's employment hereunder shall be from the date hereof for a period of eighteen (18) months (the "Term"), unless terminated prior thereto in accordance with Section 10 hereof. The Agreement shall be renewable annually thereafter unless either party gives the other ninety days written notice prior to the end of the Term.

         Notwithstanding anything herein to the contrary, the employment of Haber shall commence effective December 30, 2002. However, Haber shall not assume the title or the responsibilities of Chief Executive Officer, Director or Chairman of the Board of Directors until such time as the Company is current with all filings under the Securities Exchange Act of 1934, as amended.

         8.       Confidentiality; Inventions; Product Development, Etc.

         (a) Restrictions on Proprietary Information. Haber acknowledges that
(i) because of his responsibilities at Company, Haber will help develop and create, and will be exposed to, Company's business strategies, information on customers and clients and other valuable confidential, proprietary and trade secret information of Company (as more fully defined below, "Proprietary Information"), (ii) in such capacity Haber will become familiar with procedures and methods by which Company develops and conducts its business, (iii) Haber will have access to Company's clients, channels for developing clients, and other Proprietary Information, (iv) it would be unfair to Company if Haber were to appropriate to himself or others the benefits of Company's resources expended to develop such business relationships, (v) it would be unfair to Company if Haber were to appropriate to himself or others the benefits of the business which are critical to the success and survival of Company, and personnel and other Proprietary Information which Company has developed and continues to develop in the conduct of its business, and (vi) it is therefore fair that reasonable restrictions should be placed on certain of Haber's activities during and after the term of this Agreement.

         All Proprietary Information shall be the sole property of Company, and Company shall be the sole owner of all patents, copyrights, and other rights in connection therewith. Haber hereby assigns to Company any rights he may have or acquire in such Proprietary Information. At all times, both during the term of this Agreement and after its termination for whatever reason, Haber will keep in strictest confidence and trust all Proprietary Information, and Haber will not use or disclose any Proprietary Information except as may be necessary in the ordinary course of Haber performing his duties hereunder, as determined by Haber. Except as required in his authorized duties on behalf of Company, Haber will not use, copy, publish, summarize, or remove from Company's premises

Proprietary Information, or remove from the premises any other property of the Company. In the event of termination of this Agreement for any reason, Haber will deliver to Company all documents, notes, drawings, specifications, data, and other materials of any nature pertaining to Haber's work with Company and/or containing Proprietary Information, and Haber will not take with him any of the foregoing, any reproduction of any of the foregoing, or any Proprietary Information that is embodied in a tangible medium of expression. Haber agrees that client or customer lists, business contracts and related items are the property of Company.

         (b) Definition of Proprietary Information. "Proprietary Information" means all information and any idea in whatever form, tangible or intangible, whether disclosed to or learned by Haber, pertaining in any manner to the business of Company (or any of its affiliates) including, without limitation:
(i) client lists, client prospects, and business development information; (ii) company lists, profiles and reports; (iii) training and research materials and methodologies; (iv) structure, operations, pricing, financial and personnel information; (v) information systems design and procedures; (vi) computer technology designs, hardware configuration systems, and software designs and implementations; (vii) information databases, interactive procedures, navigation, functionality, web site design,, tests, analysis and studies developed by or for the benefit of Company; (viii) plans, designs, inventions, formulas, research and technology developed by or for the benefit of Company;
(ix) business information and business secrets of Company and its clients; (x) trade secrets of Company; (xi) plans, prospects, policies, practices, and procedures of Company which are not generally known in the industry; (xii) licenses and agreements of any nature; and (xiii) all other proprietary and confidential information of every nature and source. Proprietary Information does not include information which: (A) is or becomes generally available to the public through no breach of this Agreement or any other agreement to which Company or Haber is a party; (B) was received from a third party free to disclose such information without restriction; (C) is approved for release in writing by the Board, subject to whatever conditions are imposed by the Board; or (D) is required by law or regulation to be disclosed, but only to the extent necessary and only for the purpose required. The foregoing definition of Proprietary Information shall not be deemed to include an idea developed by Haber in the exercise of his own mental faculties unless specifically and exclusively developed for the use of the Company.

         (c) Third-Party Information. Haber acknowledges that Company has received and in the future will receive from third parties their confidential information subject to a duty on Company's part to maintain the confidentiality of this information and to use it only for certain limited purposes. Haber agrees that he owes Company and these third parties, during and after the term of this Agreement, a duty to hold all such confidential information in the strictest confidence and not to disclose or use it, except as necessary to perform any obligations hereunder and as is consistent with Company's agreement with third parties.

         (d) Inventions. Haber will promptly disclose to Company (or any persons designated by it) all processes, formulas, data, computer programs, software and documentation, know-how, improvements, discoveries, developments, designs, algorithms, inventions, techniques, strategies and new products, whether or not patentable or registrable under copyright or similar statutes, made or conceived or reduced to practice or learned by Haber, either alone or jointly with others, during the period of his employment that are related to or useful in the business of Company, result from tasks assigned to Haber by Company, or result from the use of premises owned, leased, or contracted for by Company (all such processes, formulas, data, computer programs, software and documentation, know-how, improvements, discoveries, developments, designs, algorithms, inventions, techniques, strategies and new products are hereinafter referred to as "Inventions"). Haber will also promptly disclose to Company, and Company hereby agrees to receive all such disclosures in confidence, all other processes, formulas, data, computer programs, software and documentation, know-how, improvements, discoveries, developments, designs, algorithms, inventions, techniques, strategies and new products, whether or not patentable or registrable under copyright or similar statutes, made or conceived or reduced to practice or learned by Haber, either alone or jointly with others, during the period of his employment for the purpose of determining whether they constitute "Inventions", as defined above.

         Haber agrees that all Inventions shall be the sole property of Company, and Company shall be the sole owner of all patents, copyrights, and other rights in connection therewith. Haber hereby assigns to Company any rights he or it may have or acquire in such Inventions. Haber also hereby waives all claims to moral rights in any Invention. Haber further agrees as to all such Inventions to assist Company as may be reasonably required (but at Company's expense) to obtain and from time to time enforce patents, copyrights, and other rights and protections relating to said Inventions in any and all countries, and to that end Haber will execute all documents for use in applying for and obtaining such patents, copyrights, and other rights and protections on and enforcing such Inventions, as Company may desire, together with any assignments thereof to Company or persons designated by it. Haber's obligation to assist Company in obtaining and enforcing patents, copyrights, and other rights and protections relating to such Inventions in any and all countries shall continue beyond the termination of this Agreement, but Company shall compensate Haber at a reasonable rate after the termination hereof for time actually spent by Haber at Company's request on such assistance, provided: that such assistance shall not interfere with Haber's subsequent employment. In the event Company is unable, after reasonable effort, to secure Haber's signature on any document or documents needed to apply for or prosecute any patent, copyright, or other right of protection relating to an Invention, for any reason whatsoever, Haber hereby irrevocably designates and appoints Company and its duly authorized officers and agents as his agent and attorney-in-fact, to act for and in his or its behalf and stead to execute and file any such application or applications and to do all other lawfully permitted acts to further the prosecution and issuance of patents, copyrights, or similar protections thereon with the same legal force and effect as if executed by Haber. The foregoing definition of Inventions shall not be deemed to include an idea developed by Haber in the exercise of his own mental faculties unless specifically and exclusively developed for the use of the Company.

         (e) Records of Invention Ideas. Haber agrees to maintain adequate and current written records on the development in connection with his employment of all technology, ideas, and inventions, collectively referred to in this Agreement as "Invention Ideas," and to disclose promptly to Company all Invention Ideas and relevant records, which records will remain the sole property of Company.

         (f) Assignment. Subject to Section 8(g), Haber agrees to assign to Company, without further consideration, his entire right, title, and interest (throughout the United States and in all foreign countries), free and clear of all liens and encumbrances, in and to each Invention Idea, which shall be the sole property of Company, and, to the maximum extent permitted by applicable law, shall be deemed works made for hire. In the event any Invention Idea shall be deemed by Company to be patentable or otherwise registrable, Haber will assist Company (at its expense) in obtaining letters patent or other applicable registrations thereon and Haber will execute all documents and do all other things (including testifying at Company's expense) necessary or proper to obtain letters patent or other applicable registrations thereon and to vest Company with full title thereto. Should Company be unable for any reason to secure Haber's or BJH's signature on any document necessary to apply for, prosecute, obtain or enforce any patent, copyright, or other right or protection relating to any Invention Idea, whether due to Haber's mental or physical incapacity or any other cause, Haber hereby irrevocably designates and appoints Company and each of its duly authorized officers and agents as their agent and attorney-in-fact, to act for and in his behalf and stead, to execute and file any such document, and to do all other lawfully permitted acts to further the prosecution, issuance, and enforcement of patents, copyrights, or other rights or protections with the same force and effect as if executed and delivered by him. The power-of-attorney granted pursuant to this section 8(f) is coupled with an interest and is irrevocable.

         (g) License for Other Inventions. Except as Company may otherwise agree, if, in the course of this Agreement, Haber incorporates into Company property an Invention Idea owned by Haber or in which Haber has an interest, Company is granted a nonexclusive, royalty-free, irrevocable, perpetual, worldwide license to make, modify, use and sell his Invention Idea as part of and in connection with Company property.

         (h) Patent and Copyright Registration. Haber agrees to assist Company, or its designee, at Company's expense, in every proper way to secure Company's rights in the Invention Ideas and any copyrights, patents, mask work rights or other intellectual property rights relating thereto in any and all countries, including the disclosure to Company of all pertinent information and data with respect thereto, the execution of all applications, specifications, oaths, assignments and all other instruments which Company shall deem necessary in order to apply for and obtain such rights and in order to assign and convey to Company, its successors, assignees, and nominees the sole and exclusive rights, title and interest in and to such Invention Ideas, and any copyrights, patents, mask work rights or other intellectual property rights relating thereto. Haber further agrees that the obligation to execute or cause to be executed, when it is in his power to do so, any such instrument or papers shall continue after the termination of this Agreement.

         9. Non-Competition; Non-Solicitation

         (a) Haber hereby agrees and covenants that during the Term hereof and for a period of six (6) months thereafter that he will not directly or indirectly engage in or become interested (whether as an owner, principal, agent, stockholder, member, partner, trustee, venturer, lender or other investor, director, officer, employee, consultant or through the agency of any corporation, limited liability company, partnership, association or agent or otherwise) in any business enterprise which is engaged in the current business of the Company during the Term, it being agreed that the current business of the Company is the rental of surgical equipment to healthcare providers on a per procedure basis; provided, however, that ownership of not more than 15% of the outstanding securities of any class of any entity that are listed on a national securities exchange or traded in the over-the-counter market shall not be considered a breach of this Section 9.

        (b) Haber agrees and covenants that during the Term hereof and for a period of six (6) months immediately thereafter, he and his agents will not (without first obtaining the written permission of Company) directly or indirectly participate in the solicitation of any business of any type conducted by Company during the period of this Agreement from any person or entity which was a client or customer of Company during the period of this Agreement, or was a prospective customer of Company from which Haber solicited business or for which a proposal for submission was prepared during the period.

     (c) Haber agrees and covenants that during the Term and for a period of six
(6) months following this Agreement he will not (without first obtaining the written permission of Company) directly or indirectly recruit for employment, or induce or seek to cause such person to terminate his or her employment with Company, any person who then is an employee of Company or who was an employee of Company during the preceding six (6) months; provided, however that the provisions of this Section 9 shall not apply to Louis Buther or Fran Barr.

10.      Termination

         (a) Termination by the Company with Cause. Notwithstanding the terms of this Agreement, Company may terminate this Agreement for cause ("Cause") in the event (i) of Haber's commission of an act involving fraud, embezzlement, or theft against the property or personnel of Company, (ii) Haber shall be convicted of, or plead nolo contendere to a felony or engages in other criminal conduct that could reasonably be expected to have a material adverse affect on the business, assets, properties, prospects, results of operations or financial condition of Company, or (iii) of the breach by Haber of the restrictive covenants set forth in Sections 8 and 9 hereof. In the event this Agreement is terminated pursuant to this Section 10(a), Haber's Base Salary and any unearned Milestone Bonus and all benefits under Section 5(a) (b) and (c) hereof shall terminate immediately upon such discharge, and Company shall have no further obligations to Haber except for payment and reimbursement for any monies due which right to payment or reimbursement accrued prior to such termination.

         (b) Death or Disability. The Company may terminate this Agreement upon the disability or death of Haber by giving written notice to Haber. In the case of disability, such termination will become effective immediately upon the giving of such notice unless otherwise specified by the Company. For purposes of this Section 10(b), "disability" shall mean that for a period of more than three consecutive months in any 12-month period Haber is unable to perform the essential functions of his position because of physical, mental or emotional incapacity resulting from injury, sickness or disease. Upon any such termination, the Company shall be relieved of all its obligations under this Agreement, except for payment of the Haber Base Salary and Milestone Bonus earned and unpaid through the effective date of termination. Nothing in this provision is intended to violate state or federal laws.

         (c) Termination by Haber. Haber may terminate this Agreement at any time by giving thirty (30) days' prior written notice to the Company. The Company shall be relieved of all of its obligations under this Agreement, except for payment of the Haber Base Salary and Milestone Bonus earned and unpaid through the effective date of termination and those obligations in paragraph 5(d).

          (d) Termination by the Company Without Cause. The Company may terminate this Agreement without cause at any time by giving written notice to Haber. Such termination will become effective immediately upon the giving of such notice unless otherwise specified by the Company. Upon any such termination pursuant to this Section 10 (d), the Company shall be relieved of all of its obligations under this Agreement, except for (i) payment of the Base Salary and Milestone Bonus earned and unpaid through the effective date of termination,
(ii) reasonably incurred expenses through the termination date and (iii) payment of an additional amount equal to fifty percent (50%) of the then current annual Haber Base Salary.

         11. Violation of Other Agreements and Authority

         (a) Haber represents and warrants to Company that he is legally able to enter into this Agreement; that he is not prohibited by the terms of any agreement, understanding or policy from entering into this Agreement; that the terms hereof will not and do not violate or contravene the terms of any agreement, understanding or policy to which Haber is or may be a party, or by which Haber may be bound; that Haber is under no physical or mental disability that would materially interfere with the performance of his duties under this Agreement. Haber agrees that, as it is a material inducement to Company that Haber make the foregoing representations and warranties and that they be true in all material respects.

         (b) Authority Relative to this Agreement. The Company has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated by this Agreement. The Board of Directors of the Company has duly authorized the execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated on its part by this Agreement, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or for the Company to consummate the transactions contemplated by it. The Company has duly validly executed and delivered this Agreement and it is a valid and binding Agreement of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy or insolvency laws affecting creditors' rights generally and to general principles of equity.

         12. Specific Performance; Damages

         In the event of a breach of the provisions of Sections 8 and 9 hereof, Haber agrees that the injury which could be suffered by Company would be of a character which could not be fully compensated for solely by a recovery of monetary damages. Accordingly, Haber agrees that in the event of a breach of Sections 8 and 9 hereof, in addition to and not in lieu of any damages sustained by Company and any other remedies which Company may pursue hereunder or under any applicable law, Company shall have the right to seek equitable relief, including issuance of a temporary or permanent injunction, by any court of competent jurisdiction against the commission or continuance of any such breach or threatened breach.

         13. Stock Issuance Agreement

         Simultaneously herewith, the Company acknowledges that it is entering into that certain Stock Issuance Agreement dated December 30, 2002 with BJH Management, LLC ("BJH") pursuant to which BJH is acquiring 11,502,970 shares of common stock, par value $.001 per share, of the Company.

         14. Resignation as a Director of the Board


         Upon termination of this Agreement, for cause, Haber shall immediately resign as a director of the Board of Company unless otherwise agreed to in writing by Company and Haber.

         15. Notices

         Any and all notices, demands or requests required or permitted to be given under this Agreement shall be given in writing and sent, by registered or certified U.S. mail, return receipt requested, by hand, or by overnight courier, addressed to the parties hereto at their addresses set forth above or such other addresses as they may from time-to-time designate by written notice, given in accordance with the terms of this Section, together with copies thereof as follows:

         In the case of Company, with a copy to:

                  Lester Morse, P.C.
                  111 Great Neck Road, Suite 20
                  Great Neck, New York 11021
                  Attn: Steven Morse, Esq.

         In the case of Haber, with a copy to:

                  Donald Gellert, Esq.
                  Otterbourg, Steindler, Houston & Rosen, P.C.
                  230 Park Avenue
                  New York, NY 10169

Notice given as provided in this Section shall be deemed effective: (i) on the date hand delivered, (ii) on the first business day following the sending thereof by overnight courier, and (iii) on the third calendar day (or, if it is not a business day, then the next succeeding business day thereafter) after the depositing thereof into the exclusive custody of the U.S. Postal Service.

         16.      Waivers

         No waiver by any party of any default with respect to any provision, condition or requirement hereof shall be deemed to be a waiver of any other provision, condition or requirement hereof; nor shall any delay or omission of any party to exercise any right hereunder in any manner impair the exercise of any such right accruing to it thereafter.

         17.      Preservation of Intent

         Should any provision of this Agreement be determined by a court having jurisdiction in the premises to be illegal or in conflict with any laws of any state or jurisdiction or otherwise unenforceable, Company and Haber agree that such provision shall be modified to the extent legally possible so that the intent of this Agreement may be legally carried out.

         18.      Entire Agreement

         This Agreement sets forth the entire and only agreement or understanding between the parties relating to the subject matter hereof and supersedes and cancels all previous agreements, negotiations, letters of intent, correspondence, commitments and representations in respect thereof among them, and no party shall be bound by any conditions, definitions, warranties or representations with respect to the subject matter of this Agreement except as provided in this Agreement.

         19.      "Intentionally Left Blank"

         20.      Inurement; Assignment

         The rights and obligations of Company under this Agreement shall inure to the benefit of and shall be binding upon any successor of Company or to the business of Company, subject to the provisions hereof. Neither this Agreement nor any rights or obligations of Haber hereunder shall be transferable or assignable by Haber.

         21.      Amendment

         This Agreement may not be amended in any respect except by an instrument in writing signed by the parties hereto.

         22.      Headings

         The headings in this Agreement are solely for convenience of reference and shall be given no effect in the construction or interpretation of this Agreement.

         23.      Counterparts

         This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which when taken together shall constitute one and the same instrument.

         24.      Governing Law

This Agreement shall be governed by, construed and enforced in accordance with the internal laws of the State of New York, without giving reference to principles of conflict of laws. Each of the parties hereto irrevocably consents to the venue and exclusive jurisdiction of the federal and state courts located in the State of New York, County of New York. The parties hereby knowingly, irrevocably, voluntarily and intentionally waive any right they may have to a trial by jury in respect of any action, proceeding or counterclaim based on this employment Agreement or the transactions contemplated in it, or any course of conduct, course of dealing, statements (whether verbal or written) or actions of any party to it.

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

                                 Bruce J. Haber


                         By: /s/ Bruce J. Haber
                                 Bruce J. Haber


                               EMERGENT GROUP INC.


                        By:   /s/ Mark W. Waldron
                        Name:     Mark W. Waldron
                        Title:    Chief Executive Officer

                                   SCHEDULE I

                               MILESTONES BONUSES



A) Milestone Bonuses will be based on the following:


Profit before Management Bonuses of at Least                                    Bonus

$1,035,000                                                                      $50,000

$1,150,000                                                                      $75,000

over $1,150,000                                                                 $75,000 plus
                                                                                6% of the
                                                                                pretax profit over
                                                                                $1,150,000


                              EMPLOYMENT AGREEMENT

         EMPLOYMENT AGREEMENT (this "Agreement") dated as of December 30, 2002, by and between EMERGENT GROUP INC., a Nevada corporation having an office at 932 Grand Central Avenue, Glendale, California 91201 ("Company"), and Louis Buther ("Buther") residing at 205 Ridgefield Avenue, South Salem, New York 10590.

                              W I T N E S S E T H:

         WHEREAS, Company desires to engage the services of Louis Buther ("Buther") and Buther desires to provide the services to Company in connection with Company's business; and

         WHEREAS, both parties desire to clarify and specify the rights and obligations which each have with respect to the other in connection with Buther's services.

         NOW, THEREFORE, in consideration of the agreements and covenants herein set forth, the parties hereby agree as follows:

         1.       Employment

         Buther hereby agrees to be employed by Company as the President of Company, and Buther hereby agrees to render his services as Company's President, for the Term (as hereinafter defined), all subject to and on the terms and conditions herein set forth.

         2. Duties and Responsibilities of Buther

         (a) Buther will be the President of Company, subject to the other provisions of this Section 2. Buther shall be required to travel from time to time, and spend as much time as necessary at the Company's Glendale office to perform his duties hereunder. Buther shall not be required to relocate from the New York, New York metropolitan area without Buther's prior written consent, which consent may be withheld by Buther in his absolute discretion. Buther shall also perform duties as he deems appropriate for the Company's subsidiaries.

         (b) During the term of this Agreement, Buther will exercise such authority, perform such executive duties and functions and discharge such responsibilities as are customarily vested in the chief operating officer of a public company, including, authority with respect to among other matters, purchasing, pricing, sales and the hiring, compensating and discharging of employees, all subject to the overall authority of the Chairman of the Board of Directors and the Board of Directors of the Company consistent with the By-Laws of the Company. As such, Buther shall be primarily responsible for the management of the sales, marketing and operations of the Company. Buther shall use his best efforts to maintain and enhance the business and reputation of Company and shall perform such other duties commensurate with his position as may, from time to time, be designated to Buther by the Board or the Chairman of the Board.

         3. Exclusivity of Service

         The Company and Buther agree that Buther shall be required to devote his full business time, effort and attention to the business and efforts of the Company.

         4. Compensation; Bonus

         (a) In consideration for Buther's services to be performed under this Agreement and as compensation therefor, Company shall pay to Buther, commencing as of the date set forth above, in addition to all other benefits provided for in this Agreement, a base salary at the rate of One Hundred Fifty ($161,000) Dollars per annum, (the "Buther Base Salary") which Buther Base Salary may be increased in the sole discretion of the Board. All payments of Buther Base Salary shall be payable in semi-monthly installments or otherwise in accordance with Company's policies.

         (b) In addition to the Buther Base Salary, in the event that Buther attains the milestones ("Milestones") that are established from time to time in accordance with Schedule I annexed hereto, Buther shall be entitled to an annual bonus (the "Milestone Bonus") as indicated on Schedule I. The Milestone Bonus, if any, shall be paid within thirty (30) days after the end of each fiscal year end of the Company. Should this Agreement be terminated prior to the end of any fiscal year for any reason other than that provided in paragraph 10(a), a prorata portion of the Milestone Bonus shall be paid within 30 days of such termination.

         5. Benefits and Indemnification

         Buther shall be entitled to the following during and in respect of the term of this Agreement:

     (a) Company shall provide Buther with hospitalization, medical and dental insurance coverage and 401(k) benefits as is customary for other Most Senior Officers of the Company.

     (b) Buther shall be entitled to 3 weeks paid vacation to be taken at times mutually and reasonably agreed upon by Buther and Company in addition to all other holidays established as part of Company's standard practice.

     (c) Buther shall be entitled to reimbursement for all reasonable travel, reasonable entertainment and other reasonable expenses incurred in connection with Company's business, provided that such expenses are adequately documented and vouchered in accordance with Company's policies.

     (d) The Company shall provide to Buther to the full extent provided for under the laws of the Company's state of incorporation and the Company's Certificate of Incorporation and Bylaws, indemnification for any claim or lawsuit which may be asserted against Buther when acting in such capacity for the Company and/or any subsidiary or affiliated business. The Company shall use reasonable best efforts to include Buther as an insured under all applicable directors' and officers' liability insurance policies maintained by the Company, and any other subsidiary or affiliated business.

         6. "Left Intentionally Blank"


         7. Term of Employment

         The term of Buther's employment hereunder shall be from the date hereof for a period of eighteen (18) months (the "Term"), unless terminated prior thereto in accordance with Section 10 hereof. The Agreement shall be renewable annually thereafter unless either party gives the other ninety days written notice prior to the end of the Term.

         Notwithstanding anything herein to the contrary, the employment of Buther shall commence effective December 30, 2002. However, Buther shall not assume the title or the responsibilities of President until such time as the Company is current with all filings under the Securities Exchange Act of 1934, as amended.

         8. Confidentiality; Inventions; Product Development, Etc.

         (a) Restrictions on Proprietary Information. Buther acknowledges that
(i) because of his responsibilities at Company, Buther will help develop and create, and will be exposed to, Company's business strategies, information on customers and clients and other valuable confidential, proprietary and trade secret information of Company (as more fully defined below, "Proprietary Information"), (ii) in such capacity Buther will become familiar with procedures and methods by which Company develops and conducts its business, (iii) Buther will have access to Company's clients, channels for developing clients, and other Proprietary Information, (iv) it would be unfair to Company if Buther were to appropriate to himself or others the benefits of Company's resources expended to develop such business relationships, (v) it would be unfair to Company if Buther were to appropriate to himself or others the benefits of the business which are critical to the success and survival of Company, and personnel and other Proprietary Information which Company has developed and continues to develop in the conduct of its business, and (vi) it is therefore fair that reasonable restrictions should be placed on certain of Buther's activities during and after the term of this Agreement.

         All Proprietary Information shall be the sole property of Company, and Company shall be the sole owner of all patents, copyrights, and other rights in connection therewith. Buther hereby assigns to Company any rights he may have or acquire in such Proprietary Information. At all times, both during the term of this Agreement and after its termination for whatever reason, Buther will keep in strictest confidence and trust all Proprietary Information, and Buther will not use or disclose any Proprietary Information except as may be necessary in the ordinary course of Buther performing his duties hereunder, as determined by Buther. Except as required in his authorized duties on behalf of Company, Buther will not use, copy, publish, summarize, or remove from Company's premises Proprietary Information, or remove from the premises any other property of the Company. In the event of termination of this Agreement for any reason, Buther will deliver to Company all documents, notes, drawings, specifications, data, and other materials of any nature pertaining to Buther's work with Company and/or containing Proprietary Information, and Buther will not take with him any of the foregoing, any reproduction of any of the foregoing, or any Proprietary Information that is embodied in a tangible medium of expression. Buther agrees that client or customer lists, business contracts and related items are the property of Company.

         (b) Definition of Proprietary Information. "Proprietary Information" means all information and any idea in whatever form, tangible or intangible, whether disclosed to or learned by Buther, pertaining in any manner to the business of Company (or any of its affiliates) including, without limitation:
(i) client lists, client prospects, and business development information; (ii) company lists, profiles and reports; (iii) training and research materials and methodologies; (iv) structure, operations, pricing, financial and personnel information; (v) information systems design and procedures; (vi) computer technology designs, hardware configuration systems, and software designs and implementations; (vii) information databases, interactive procedures, navigation, functionality, web site design,, tests, analysis and studies developed by or for the benefit of Company; (viii) plans, designs, inventions, formulas, research and technology developed by or for the benefit of Company;
(ix) business information and business secrets of Company and its clients; (x) trade secrets of Company; (xi) plans, prospects, policies, practices, and procedures of Company which are not generally known in the industry; (xii) licenses and agreements of any nature; and (xiii) all other proprietary and confidential information of every nature and source. Proprietary Information does not include information which: (A) is or becomes generally available to the public through no breach of this Agreement or any other agreement to which Company is a party; (B) was received from a third party free to disclose such information without restriction; (C) is approved for release in writing by the Board, subject to whatever conditions are imposed by the Board; or (D) is required by law or regulation to be disclosed, but only to the extent necessary and only for the purpose required. The foregoing definition of Proprietary Information shall not be deemed to include an idea developed by Buther in the exercise of his own mental faculties unless specifically and exclusively developed for the use of the Company.

         (c) Third-Party Information. Buther acknowledges that Company has received and in the future will receive from third parties their confidential information subject to a duty on Company's part to maintain the confidentiality of this information and to use it only for certain limited purposes. Buther agrees that he owes Company and these third parties, during and after the term of this Agreement, a duty to hold all such confidential information in the strictest confidence and not to disclose or use it, except as necessary to perform any obligations hereunder and as is consistent with Company's agreement with third parties.

         (d) Inventions. Buther will promptly disclose to Company (or any persons designated by it) all processes, formulas, data, computer programs, software and documentation, know-how, improvements, discoveries, developments, designs, algorithms, inventions, techniques, strategies and new products, whether or not patentable or registrable under copyright or similar statutes, made or conceived or reduced to practice or learned by Buther, either alone or jointly with others, during the period of his employment that are related to or useful in the business of Company, result from tasks assigned to Buther by Company, or result from the use of premises owned, leased, or contracted for by Company (all such processes, formulas, data, computer programs, software and documentation, know-how, improvements, discoveries, developments, designs, algorithms, inventions, techniques, strategies and new products are hereinafter referred to as "Inventions"). Buther will also promptly disclose to Company, and Company hereby agrees to receive all such disclosures in confidence, all other processes, formulas, data, computer programs, software and documentation, know-how, improvements, discoveries, developments, designs, algorithms, inventions, techniques, strategies and new products, whether or not patentable or registrable under copyright or similar statutes, made or conceived or reduced to practice or learned by Buther, either alone or jointly with others, during the period of his employment for the purpose of determining whether they constitute "Inventions", as defined above.

         Buther agrees that all Inventions shall be the sole property of Company, and Company shall be the sole owner of all patents, copyrights, and other rights in connection therewith. Buther hereby assigns to Company any rights he or it may have or acquire in such Inventions. Buther also hereby waives all claims to moral rights in any Invention. Buther further agrees as to all such Inventions to assist Company as may be reasonably required (but at Company's expense) to obtain and from time to time enforce patents, copyrights, and other rights and protections relating to said Inventions in any and all countries, and to that end Buther will execute all documents for use in applying for and obtaining such patents, copyrights, and other rights and protections on and enforcing such Inventions, as Company may desire, together with any assignments thereof to Company or persons designated by it. Buther's obligation to assist Company in obtaining and enforcing patents, copyrights, and other rights and protections relating to such Inventions in any and all countries shall continue beyond the termination of this Agreement, but Company shall compensate Buther at a reasonable rate after the termination hereof for time actually spent by Buther at Company's request on such assistance, provided: that such assistance shall not interfere with Buther's subsequent employment. In the event Company is unable, after reasonable effort, to secure Buther's signature on any document or documents needed to apply for or prosecute any patent, copyright, or other right of protection relating to an Invention, for any reason whatsoever, Buther hereby irrevocably designates and appoints Company and its duly authorized officers and agents as his agent and attorney-in-fact, to act for and in his or its behalf and stead to execute and file any such application or applications and to do all other lawfully permitted acts to further the prosecution and issuance of patents, copyrights, or similar protections thereon with the same legal force and effect as if executed by Buther. The foregoing definition of Inventions shall not be deemed to include an idea developed by Buther in the exercise of his own mental faculties unless specifically and exclusively developed for the use of the Company.

         (e) Records of Invention Ideas. Buther agrees to maintain adequate and current written records on the development in connection with his employment of all technology, ideas, and inventions, collectively referred to in this Agreement as "Invention Ideas," and to disclose promptly to Company all Invention Ideas and relevant records, which records will remain the sole property of Company.

         (f) Assignment. Subject to Section 8(g), Buther agrees to assign to Company, without further consideration, his entire right, title, and interest (throughout the United States and in all foreign countries), free and clear of all liens and encumbrances, in and to each Invention Idea, which shall be the sole property of Company, and, to the maximum extent permitted by applicable law, shall be deemed works made for hire. In the event any Invention Idea shall be deemed by Company to be patentable or otherwise registrable, Buther will assist Company (at its expense) in obtaining letters patent or other applicable registrations thereon and Buther will execute all documents and do all other things (including testifying at Company's expense) necessary or proper to obtain letters patent or other applicable registrations thereon and to vest Company with full title thereto. Should Company be unable for any reason to secure Buther's signature on any document necessary to apply for, prosecute, obtain or enforce any patent, copyright, or other right or protection relating to any Invention Idea, whether due to Buther's mental or physical incapacity or any other cause, Buther hereby irrevocably designates and appoints Company and each of its duly authorized officers and agents as their agent and attorney-in-fact, to act for and in his behalf and stead, to execute and file any such document, and to do all other lawfully permitted acts to further the prosecution, issuance, and enforcement of patents, copyrights, or other rights or protections with the same force and effect as if executed and delivered by him. The power-of-attorney granted pursuant to this section 8(f) is coupled with an interest and is irrevocable.

         (g) License for Other Inventions. Except as Company may otherwise agree, if, in the course of this Agreement, Buther incorporates into Company property an Invention Idea owned by Buther or in which Buther has an interest, Company is granted a nonexclusive, royalty-free, irrevocable, perpetual, worldwide license to make, modify, use and sell his Invention Idea as part of and in connection with Company property.

         (h) Patent and Copyright Registration. Buther agrees to assist Company, or its designee, at Company's expense, in every proper way to secure Company's rights in the Invention Ideas and any copyrights, patents, mask work rights or other intellectual property rights relating thereto in any and all countries, including the disclosure to Company of all pertinent information and data with respect thereto, the execution of all applications, specifications, oaths, assignments and all other instruments which Company shall deem necessary in order to apply for and obtain such rights and in order to assign and convey to Company, its successors, assignees, and nominees the sole and exclusive rights, title and interest in and to such Invention Ideas, and any copyrights, patents, mask work rights or other intellectual property rights relating thereto. Buther further agrees that the obligation to execute or cause to be executed, when it is in his power to do so, any such instrument or papers shall continue after the termination of this Agreement.

         9. Non-Competition; Non-Solicitation

     (a) Buther hereby agrees and covenants that during the Term hereof and for a period of six (6) months thereafter that he will not directly or indirectly engage in or become interested (whether as an owner, principal, agent, stockholder, member, partner, trustee, venturer, lender or other investor, director, officer, employee, consultant or through the agency of any corporation, limited liability company, partnership, association or agent or otherwise) in any business enterprise which is engaged in the current business of the Company during the Term, it being agreed that the current business of the Company is the rental of surgical equipment to healthcare providers on a per procedure basis; provided, however, that ownership of not more than 5% of the outstanding securities of any class of any entity that are listed on a national securities exchange or traded in the over-the-counter market shall not be considered a breach of this Section 9.

     (b) Buther agrees and covenants that during the Term hereof and for a period of six (6) months immediately thereafter, he and his agents will not (without first obtaining the written permission of Company) directly or indirectly participate in the solicitation of any business of any type conducted by Company during the period of this Agreement from any person or entity which was a client or customer of Company during the period of this Agreement, or was a prospective customer of Company from which Buther solicited business or for which a proposal for submission was prepared during the period.

     (c) Buther agrees and covenants that during the Term and for a period of six (6) months following this Agreement he will not (without first obtaining the written permission of Company) directly or indirectly recruit for employment, or induce or seek to cause such person to terminate his or her employment with Company, any person who then is an employee of Company or who was an employee of Company during the preceding six (6) months; provided, however that the provisions of this Section 9 shall not apply to Bruce J. Haber or Fran Barr.

10.      Termination

          (a) Termination by the Company with Cause. Notwithstanding the terms of this Agreement, Company may terminate this Agreement for cause ("Cause") in the event (i) of Buther's commission of an act involving fraud, embezzlement, or theft against the property or personnel of Company, (ii) Buther shall be convicted of, or plead nolo contendere to a felony or engages in other criminal conduct that could reasonably be expected to have a material adverse affect on the business, assets, properties, prospects, results of operations or financial condition of Company, or (iii) of the breach by Buther of the restrictive covenants set forth in Sections 8 and 9 hereof. In the event this Agreement is terminated pursuant to this Section 10(a), Buther's Base Salary and any unearned Milestone Bonus and all benefits under Section 5a), b) and c) hereof shall terminate immediately upon such discharge, and Company shall have no further obligations to Buther except for payment and reimbursement for any monies due which right to payment or reimbursement accrued prior to such termination.

         (b) Death or Disability. The Company may terminate this Agreement upon the disability or death of Buther by giving written notice to Buther. In the case of disability, such termination will become effective immediately upon the giving of such notice unless otherwise specified by the Company. For purposes of this Section 10(b), "disability" shall mean that for a period of more than three consecutive months in any 12-month period Buther is unable to perform the essential functions of his position because of physical, mental or emotional incapacity resulting from injury, sickness or disease. Upon any such termination, the Company shall be relieved of all its obligations under this Agreement, except for payment of the Buther Base Salary and Milestone Bonus earned and unpaid through the effective date of termination. Nothing in this provision is intended to violate state or federal laws.

         (c) Termination by Buther. Buther may terminate this Agreement at any time by giving thirty (30) days prior written notice to the Company. The Company shall be relieved of all of its obligations under this Agreement, except for payment of the Buther Base Salary and Milestone Bonus earned and unpaid through the effective date of termination and those obligations in paragraph 5(d).

         11. Violation of Other Agreements and Authority

         (a) Buther represents and warrants to Company that he is legally able to enter into this Agreement; that he is not prohibited by the terms of any agreement, understanding or policy from entering into this Agreement; that the terms hereof will not and do not violate or contravene the terms of any agreement, understanding or policy to which Buther is or may be a party, or by which Buther may be bound; that Buther is under no physical or mental disability that would materially interfere with the performance of his duties under this Agreement. Buther agrees that, as it is a material inducement to Company that Buther make the foregoing representations and warranties and that they be true in all material respects.

         (b) Authority Relative to this Agreement. The Company has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated by this Agreement. The Board of Directors of the Company has duly authorized the execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated on its part by this Agreement, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or for the Company to consummate the transactions contemplated by it. The Company has duly validly executed and delivered this Agreement and it is a valid and binding Agreement of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy or insolvency laws affecting creditors' rights generally and to general principles of equity.


         12. Specific Performance; Damages

         In the event of a breach of the provisions of Sections 8 and 9 hereof, Buther agrees that the injury which could be suffered by Company would be of a character which could not be fully compensated for solely by a recovery of monetary damages. Accordingly, Buther agrees that in the event of a breach of Sections 8 and 9 hereof, in addition to and not in lieu of any damages sustained by Company and any other remedies which Company may pursue hereunder or under any applicable law, Company shall have the right to seek equitable relief, including issuance of a temporary or permanent injunction, by any court of competent jurisdiction against the commission or continuance of any such breach or threatened breach.

         13. Stock Issuance Agreement

         Simultaneously herewith, the Company acknowledges that it is entering into that certain Stock Issuance Agreement dated December 30, 2002 with BJH Management, LLC ("BJH") pursuant to which BJH is acquiring 11,502,970 shares of common stock, par value $.001 per share, of the Company.

         14. "Left Intentionally Blank"

         15. Notices

         Any and all notices, demands or requests required or permitted to be given under this Agreement shall be given in writing and sent, by registered or certified U.S. mail, return receipt requested, by hand, or by overnight courier, addressed to the parties hereto at their addresses set forth above or such other addresses as they may from time-to-time designate by written notice, given in accordance with the terms of this Section, together with copies thereof as follows:

         In the case of Company, with a copy to:

                  Lester Morse, P.C.
                  111 Great Neck Road., Suite 20
                  Great Neck, New York, 11021
                  Attn: Steven Morse, Esq.

         In the case of Buther, with a copy to:

                  Louis Buther
                  205 Ridgefield Avenue
                  South Salem, New York 10590

Notice given as provided in this Section shall be deemed effective: (i) on the date hand delivered, (ii) on the first business day following the sending thereof by overnight courier, and (iii) on the third calendar day (or, if it is not a business day, then the next succeeding business day thereafter) after the depositing thereof into the exclusive custody of the U.S. Postal Service.

         16. Waivers

         No waiver by any party of any default with respect to any provision, condition or requirement hereof shall be deemed to be a waiver of any other provision, condition or requirement hereof; nor shall any delay or omission of any party to exercise any right hereunder in any manner impair the exercise of any such right accruing to it thereafter.

         17. Preservation of Intent

         Should any provision of this Agreement be determined by a court having jurisdiction in the premises to be illegal or in conflict with any laws of any state or jurisdiction or otherwise unenforceable, Company agree that such provision shall be modified to the extent legally possible so that the intent of this Agreement may be legally carried out.

         18. Entire Agreement

         This Agreement sets forth the entire and only agreement or understanding between the parties relating to the subject matter hereof and supersedes and cancels all previous agreements, negotiations, letters of intent, correspondence, commitments and representations in respect thereof among them, and no party shall be bound by any conditions, definitions, warranties or representations with respect to the subject matter of this Agreement except as provided in this Agreement.

         19. "Intentionally Left Blank"

         20. Inurement; Assignment

         The rights and obligations of Company under this Agreement shall inure to the benefit of and shall be binding upon any successor of Company or to the business of Company, subject to the provisions hereof. Neither this Agreement nor any rights or obligations Buther hereunder shall be transferable or assignable by Buther.

         21.  Amendment

         This Agreement may not be amended in any respect except by an instrument in writing signed by the parties hereto.

         22.  Headings

         The headings in this Agreement are solely for convenience of reference and shall be given no effect in the construction or interpretation of this Agreement.

         23. Counterparts

         This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which when taken together shall constitute one and the same instrument.

         24. Governing Law

This Agreement shall be governed by, construed and enforced in accordance with the internal laws of the State of New York, without giving reference to principles of conflict of laws. Each of the parties hereto irrevocably consents to the venue and exclusive jurisdiction of the federal and state courts located in the State of New York, County of New York. The parties hereby knowingly, irrevocably, voluntarily and intentionally waive any right they may have to a trial by jury in respect of any action, proceeding or counterclaim based on this employment Agreement or the transactions contemplated in it, or any course of conduct, course of dealing, statements (whether verbal or written) or actions of any party to it.

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

                                  Louis Buther


                           By:/s/ Louis Buther
                                  Louis Buther


                           By: /s/ Mark W. Waldron
                         Name:     Mark W. Waldron
                        Title:     Chief Executive Officer

                                   SCHEDULE I

                               MILESTONES BONUSES



A) Milestone Bonuses will be based on the following:


Profit Before Management Bonuses of at Least                                    Bonus

$1,035,000                                                                      $50,000

$1,150,000                                                                      $75,000

over $1,150,000                                                                 $75,000 plus 6% of the pretax profit
                                                                                over $1,150,000

